Mail Stop 4561

August 7, 2008

Mr. Robert S. Hull
Chief Financial Officer
GMAC LLC
200 Renaissance Center
PO Box 200
Detroit, MI 48265-2000

> **Re:**   **GMAC LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **File No. 1-03754**

Dear Mr. Hull:

We have reviewed the above referenced filings and have the following comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K for the Year Ended December 31, 2007

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Income, page 84

1.   We note you made the following changes in the geographical presentation of the under mentioned line items in your Consolidated Statement of Income beginning with the Form 10-K for the year ended December 31, 2007, when compared to the Form 10-Q for the quarter ended September 30, 2007, and prior periods:

   - Provision for credit losses is presented below Total net revenue as compared to previously including within Net financing revenue.
   - Depreciation expense on operating lease assets is included in Net financing revenue as compared to previously including as a component of Total noninterest expense.

   Please tell us the following concerning the above changes:

   - the reason(s) for each of the above changes and why you believe the new presentation better reflects your operating results;
   - the authoritative guidance you followed in presenting your income statement in the new format; and
   - why you believe that expenses related to your provision for credit losses are not attributable to your Net financing revenue.

Consolidated Statement of Cash Flows, page 87

2.   In future filings, please present proceeds from the origination and sale of loans held for sale gross in the Statement of Cash Flows. See paragraph 9 of SFAS 102.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies

Loans Held for Sale, page 90

3.   We note from the supplemental disclosures to the Consolidated Statements of Cash Flows that ResCap transferred $13.8 billion of mortgage loans from held for sale to held for investment that during the twelve months ended December 31, 2007, as well as your disclosure in the Description of Business and Significant Accounting Policies that you classify finance receivables and loans between loans

held for sale and loans held for investment based on management's assessment of your intent and ability to hold loans for the foreseeable future or until maturity. Please address the following concerning these transfers:

- tell us and revise future filings to disclose how you define "foreseeable future";
- whether there have been any changes to your definition of "foreseeable future" as a result of current market conditions;
- tell us if you believe there is a minimum amount of time you must hold the loans for investment before you can transfer them back to held for sale. For example, if the markets recover two months after the transfer and you can sell the loans at a favorable price, do you believe you can transfer the loans back to held for sale at that time; and
- tell us the specific facts and circumstances you believe would allow you to transfer the loans back to held for sale.

Please refer to paragraph 6 of SFAS 65 and SOP 01-6.

Note 6. Finance Receivable and Loans, page 104

4.   We note your disclosure in footnote (a) to the table on page 105 that in 2007 ResCap sold residual cash flows related to a number of on-balance sheet securitizations and approved actions necessary to cause the securitization trusts to satisfy the QSPE requirements of SFAS No. 140 which resulted in the deconsolidation of various securitization trusts. Please tell us the following concerning these transactions:

- describe the actions completed and approved that caused the securitization trusts to satisfy each of the QSPE requirements of SFAS 140 and met all the conditions in SFAS 140 to account for the transfer as a sale;
- describe and quantify all assets obtained and liabilities incurred in consideration as proceeds of the sale; and
- describe and quantify any gains or losses recognized on the sale of residual cash flows related to the deconsolidation.

Form 10-Q for the Period Ended March 31, 2008

Item 1. Financial Statements (unaudited)

Note 10. Fair Value – Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159), page 28

5.   We note that on January 1, 2008, you recorded a $3.8 billion decrease to beginning retained earnings as a result of electing the fair value option under SFAS 159 for loans held for investment in financing securitization structures with a carrying value of $10.5 billion, including related allowance for loan losses of $489 million, at December 31, 2007. Please tell us and revise future filings to quantify the portion of the $3.8 billion decrease that was attributable to deterioration of credit quality in this loan portfolio and disclose the factors other than credit quality that resulted in writing down the value of these loans.

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Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your response to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Robert S. Hull
GMAC LLC
August 7, 2008
Page 5 of 5

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3423 if you any questions.

                           Sincerely,

                           Amit Pande
                           Assistant Chief Accountant